UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces Amendment and Extension of Term Loan Facility

On July 21, 2021, International Game Technology PLC (NYSE:IGT) (the “Company”) entered into an Amendment and Extension Agreement (the "Amendment and Extension Agreement") relating to the Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018, July 18, 2019 and May 8, 2020, relating to the Company's term loan facility, a conformed copy of which was furnished as Exhibit 99.5 to the Company’s Form 6-K filed on May 13, 2020.

The Amendment and Extension Agreement, among other things: (i) increases the amount of the aggregate term loan facilities from €860,000,000 to €1,000,000,000, (ii) extends the maturity date of the term loan facilities to January 25, 2027, (iii) reduces the applicable interest rate by 35 basis points based on current debt ratings, (iv) provides for a maximum decrease or increase of an additional 7.5 basis points in the margin based on environmental, social and governance (“ESG”) factors, (v) requires €200,000,000 in annual amortization payments in each of 2024, 2025 and 2026, with the remaining €400,000,000 balance due at maturity, and (vi) maintains and extends existing financial covenant thresholds.

Bank of America Europe Designated Activity Company and Mediobanca - Banca di Credito Finanziario S.p.A acted as the Company's Global Coordinators and Sustainability Coordinators while Mediobanca acted as Agent.

The foregoing summary of the Amendment and Extension Agreement is not complete and is qualified in its entirety by reference to the Amendment and Extension Agreement, which is furnished as Exhibit 99.2 hereto.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Successful Amendment and Extension of Term Loan Facility,” dated July 26, 2021
99.2	Amendment and Extension Agreement, dated July 21, 2021, relating to Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018, July 18, 2019 and May 8, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Successful Amendment and Extension of Term Loan Facility,” dated July 26, 2021
99.2	Amendment and Extension Agreement, dated July 21, 2021, relating to Senior Facility Agreement dated July 25, 2017, as amended December 18, 2018, July 18, 2019 and May 8, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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